Filed by Southwestern Energy Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Southwestern Energy Company
SEC File No.: 001-08246
Date: May 8, 2024

The following communication was sent to employees of Southwestern Energy Company (“Southwestern”) on May 8, 2024 for information regarding the proposed merger between Southwestern and Chesapeake Energy Corporation.

Dear Colleagues,

As we continue to prepare for closing of the merger with Chesapeake, we remain committed to keeping you all informed as much as possible throughout the process.

Attached is an Integration FAQ document that has been developed on a variety of topics, including:

•	Business
•	Integration Timeline
•	Benefits & Compensation
•	401(k) / Stock Plan
•	Policies, Programs & Guidelines
•	Brand & Culture
•	Facilities & Equipment

In our recent company town hall, the “second request” received from the Federal Trade Commission (FTC) and its impact on closing was explained in more detail.  The overall process is recapped below.

•	As part of the merger process, Chesapeake and Southwestern each submitted an initial HSR filing for review by the FTC, providing information about the transaction.
•	The FTC then determined whether it would request additional information, or a second request, to assess the transaction pursuant to the antitrust laws. Here, the FTC issued a second request to the companies.
•	Chesapeake and Southwestern are now working diligently to respond to the second request, involving the efforts of a wide range of employees across multiple disciplines at both companies.
•	Upon completion of the FTC review process, and assuming shareholder approval has been received, we can proceed with closing.

While we are working through the second request process, the joint Chesapeake/Southwestern integration planning team is taking advantage of the extra time for additional planning to ensure a smooth and successful transition to the new company.

As integration plans continue to progress and more details become available, the FAQ will be updated periodically to reflect new information.  If you have additional questions regarding current benefits and other SWN-specific programs, please reach out to your leader or your HR Business Partner.

Thank you,

Bill

FAQ Overview

The merger of Chesapeake and Southwestern will create a premier natural gas company with the scale, asset quality and financial strength that will position us as a leader in our industry. While this is an exciting moment, we also recognize that change of this nature can create uncertainty. Chesapeake and Southwestern leadership remain committed to providing employees with as much information and clarity as possible throughout the integration planning process.

These Integration FAQs provide more information about plans for the new company (NewCo) on a range of topics. As integration plans continue to progress, the FAQs will be updated periodically to reflect new information.

We encourage you to reach out to your leader with questions or concerns. If you have specific integration questions, please submit them to the Integration Management team at integrationpmo@swn.com.

INDEX

Click on the links below to jump to specific FAQ topic areas outlined in the index below.

•	Business
•	Integration Timeline
•	Benefits & Compensation
•	401(k) / Stock Plan
•	Policies, Programs & Guidelines
•	Brand & Culture
•	Facilities & Equipment

Business

(Section last updated 05/06/24)

1.	Why does this deal make sense?

a.	This strategic combination will create a premier natural gas company underpinned by a high-quality natural gas portfolio close to highest demand markets, premium inventory, resilient free cash flow and a strong balance sheet.
b.	You can find additional information about this merger in this press release and investor presentation.

Integration Timeline

(Section last updated 05/06/24)

1.	When do we expect the merger to close?

a.	We expect the transaction will close during the second half of 2024; however, the date is dependent on the satisfaction of certain closing conditions, including regulatory clearance.

2.	When will I know about my future at NewCo?

a.	You will be informed of your NewCo employment status following close.

3.	Will employees have to interview for a position with NewCo?

a.	No, there will not be a formal interview process.

Benefits & Compensation

(Section last updated 05/06/24)

1.	Will my salary/wages be changed at NewCo?

a.	Per the merger agreement, salaries or wages and annual cash incentive programs will be no less favorable and long-term incentives will be substantially comparable to current. We will continue to uphold competitive compensations standards.

2.	When will NewCo benefits go into effect?

a.	Chesapeake and Southwestern employees will remain on their current medical, vision and dental benefit plans through the end of calendar year 2024. The intent is to start NewCo medical, vision and dental benefits no earlier than January 1, 2025 (following existing open enrollment timing and assuming the merger has closed).

3.	What type of compensation and benefit programs will NewCo offer?

a.	We are currently evaluating both companies’ compensation and benefits programs to make sure we uphold current and future competitive standards.

4.	How do you treat existing Years of Service toward NewCo benefits (vacation, severance)?

a.	Existing anniversary dates will be honored for both companies. No changes will be made to existing paid time off plans until at least January 2025 (assuming the merger has closed). We do not anticipate any reduction of paid time off hours. Any changes will be communicated in advance.

401(k) & Long-Term Incentive Plan

(Section last updated 05/06/24)

1.	Will NewCo offer a 401(k) match?

a.	Yes, the plan will match up to 6% of pay, inclusive of wages and bonus. If you contribute 6% of pay, you will receive a 6% match.

2.	Will NewCo offer Profit Sharing?

a.	Yes, all active NewCo employees who meet the eligibility requirements of the NewCo 401(k) plan will be eligible to receive a profit sharing contribution.

3.	Will NewCo offer a long-term incentive plan?

a.	Yes, NewCo will continue to offer a Long-Term Incentive Plan.

Policies, Programs & Guidelines

(Section last updated 05/06/24)

1.	Will Chesapeake and Southwestern’s current work schedules for office personnel change after merger close?

a.	Management is committed to promoting a positive work-life balance for all employees. There will not be any reductions to current flexibility practices; should there be any enhancements in the future, employees will be notified in advance.

2.	What will NewCo’s paid time off (PTO) policy look like (vacation/benefit time)?

a.	All vacation and benefit policies will remain the same for employees until at least January 2025 (assuming the merger has closed).

Brand & Culture

(Section last updated 05/06/24)

1.	Why are we changing the company name?

a.	We believe assuming a new company name will send a clear signal that we are taking the best of each company and using our collective strengths to create a business that is stronger than it ever could have been independently.

2.	When will the name be changed?

a.	We will announce the new company name at the time of closing.

3.	How are we combining the strong cultures of both companies?

a.	Both Chesapeake and Southwestern have built strong and high-performing cultures that put people and performance top of mind. Both leadership teams are focused on ensuring we continue to sustain these strong cultures, while also creating a strong combined culture.
b.	The integration planning team has been conducting focus groups across both companies with the goal of developing a strong understanding of existing cultural norms. Our goal is to develop strong core values and a mission and vision for NewCo that take the unique strengths of both companies and set a foundation for our future together.

Facilities & Equipment

(Section last updated 05/06/24)

1.	Will we be combining field offices, or will we keep existing separate offices?

a.	There are no planned changes to facilities offered in the offices in the near term. Should there be any changes in the future, employees will be provided with ample time to plan.

2.	Will NewCo maintain existing facilities offered in the OKC and Houston offices?

a.	There are no planned changes to facilities offered in the offices in the near term. Should there be any changes in the future, employees will be provided with ample time to plan.

3.	What will our fleet vehicle policy look like at NewCo?

a.	There are no changes planned to the existing fleet vehicle policies. Post merger close, both policies will be evaluated to determine NewCo’s go-forward policy.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This communication includes certain statements that may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact or present financial information, included in this communication that address activities, outcomes and other matters that Southwestern or Chesapeake expects, believes or anticipates will or may occur in the future, including, without limitation, statements regarding the proposed transaction between Southwestern and Chesapeake (the “proposed transaction”), the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including an expected accretion to earnings and free cash flow and dividend payments, are forward looking statements. Although we and Chesapeake believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. We and Chesapeake have no obligation and make no undertaking to publicly update or revise any forward-looking statements, except as may be required by law.

Forward-looking statements include the items identified in the preceding paragraph, information concerning possible or assumed future results of operations and other statements in this communication identified by words such as “anticipate,” “intend,” “plan,” “project,” “predict,” “estimate,” “continue,” “potential,”  “should,” “could,” “may,” “will,” “shall,” “become,” “objective,” “guidance,” “outlook,” “effort,” “expect,” “believe,” “predict,” “budget,” “projection,” “goal,” “forecast,” “model,” “target,” or similar words. Statements may be forward-looking even in the absence of these particular words.

You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect our operations, markets, products, services and prices and cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on current beliefs of the management of Southwestern and Chesapeake, based on currently available information, as to the outcome and timing of future events. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the risk that Southwestern’s and Chesapeake’s businesses will not be integrated successfully; the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the possibility that shareholders of Chesapeake may not approve the issuance of new shares of Chesapeake Common Stock in the proposed transaction or that shareholders of Chesapeake or shareholders of Southwestern may not approve the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the risk the Parties do not receive regulatory approval of the proposed transaction; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement; the risk that changes in Chesapeake’s capital structure and governance could have adverse effects on the market value of its securities; the ability of Southwestern and Chesapeake to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on Southwestern’s and Chesapeake’s operating results and business generally; the risk the proposed transaction could distract management from ongoing business operations or cause Southwestern and/or Chesapeake to incur substantial costs; the risk of any litigation relating to the proposed transaction; the risk that Chesapeake may be unable to reduce expenses or access financing or liquidity; the impact of COVID-19 or other diseases; the impact of adverse changes in interest rates and inflation; and the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters. All such factors are difficult to predict and are beyond our and Chesapeake’s control, including those detailed in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on our website at www.swn.com under the “Investors” tab and on the website of the SEC at www.sec.gov, and those detailed in Chesapeake’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Chesapeake’s website at http://investors.chk.com/ and on the website of the SEC.

Should one or more of the risks or uncertainties described above or elsewhere in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. We specifically disclaim all responsibility to update publicly any information contained in a forward-looking statement or any forward-looking statement in its entirety and therefore disclaim any resulting liability for potentially related damages.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

Important Additional Information Regarding the Transaction Has Been Filed with the SEC and Where to Find It

In connection with the proposed transaction between Southwestern and Chesapeake, Chesapeake has filed with the SEC a registration statement to register the shares of Chesapeake’s common stock to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a prospectus of Chesapeake and a joint proxy statement of each of Southwestern and Chesapeake (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILEDBY SOUTHWESTERN AND CHESAPEAKE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SOUTHWESTERN AND CHESAPEAKE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to shareholders of Southwestern and shareholders of Chesapeake as of the record date. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Southwestern and Chesapeake with the SEC (when they become available) through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Southwestern, including the joint proxy statement/prospectus (when available), will be available free of charge from Southwestern’s website at www.swn.com under the “Investors” tab. Copies of documents filed with the SEC by Chesapeake, including the joint proxy statement/prospectus (when available), will be available free of charge from Chesapeake’s website at www.chk.com under the “Investors” tab.

Participants in the Solicitation

Southwestern and certain of its directors, executive officers and other members of management and employees, Chesapeake, and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Southwestern’s shareholders and the solicitation of proxies from Chesapeake’s shareholders, in each case with respect to the proposed transaction. Information about Southwestern’s directors and executive officers is available in Southwestern’s Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on February 22, 2024 and its amendment to its Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on April 29, 2024, and in the joint proxy statement/prospectus (when available). Information about Chesapeake’s directors and executive officers is available in its Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on February 21, 2024 and its definitive proxy statement for the 2024 annual meeting of shareholders filed with the SEC on April 26, 2024, and the joint proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Shareholders of Southwestern, shareholders of Chesapeake, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act